UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F          ☐ Form 40-F

As previously announced, on May 14, 2024, Akanda Corp. (the “Company”) received written notification from the Listing Qualifications Department of Nasdaq, indicating that based on the Company’s shareholders’ equity of $(3,828,892) for the fiscal year ended December 31, 2023, the Company was no longer in compliance with the minimum shareholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders Equity Requirement”) for continued listing on Nasdaq.

As previously announced, between February 2024 and May 2024, the Company raised an aggregate of approximately $10.0 million from the public sales of its securities. Also as previously announced, on April 1, 2024, the Company sold RPK Biopharma Unipessoal, LDA, its Portuguese subsidiary, for gross proceeds of $2.0 million, before fees and expenses.

As a result of the foregoing events, as of the date of this Report on Form 6-K, the Company believes it has regained compliance with the Stockholders Equity Requirement. Nevertheless, Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of the Company’s next periodic report it does not evidence compliance, that it may be subject to delisting.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-279381, 333-273245, 333-267976 and 333-264450) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: July 25, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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